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ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

November 5, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (“PIMCO Funds”)

Files No. 033-12113, 811-05028

PIMCO Variable Insurance Trust (“PVIT”)

Files No. 333-37115, 811-08399

PIMCO ETF Trust (“ETF”)

Files No. 333-155395, 811-22250

PIMCO Equity Series (“PES”)

Files No. 333-164077, 811-22375

PIMCO Equity Series VIT (“PESVIT,” and together with PIMCO Funds, PVIT, ETF and PES, the “Registrants”)

Files No. 333-164078, 811-22376

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on various post-effective amendments to the Registrants’ registration statements under the Securities Act of 1933, as amended, and amendments to the Registrants’ registration statements under the Investment Company Act of 1940, as amended (the “1940 Act”) concerning certain liquidity determinations and concerning liquidity considerations related to certain series of the Registrants. A summary of the Staff’s comments, along with the Registrants’ responses, is set forth below. All references to “Fund” or “Funds” refer only to series of the Registrants, unless noted otherwise.

Certain portions of this version of the Registrants’ responses have been omitted. Confidential treatment has been requested with respect to the omitted portions pursuant to a separate letter dated November 5, 2019. Omitted information has been noted in this version of the Registrants’ response with a placeholder identified by the mark “[***]”.

Anu Dubey November 5, 2019 Page 2

Comment 1: With respect to the Funds, please explain in detail how the Funds determine the following holdings are liquid: non-agency MBS, ABS, senior loans, CLOs, CBOs, CDOs and/or CMOs. The response should include market data on the investments and on liquidity of the investments. Also include the following information in your response:

(i) whether the Fund(s) imposes any limits as a % of assets with respect to position sizes;

(ii) specific measures the Fund(s) would take if it received a large redemption request;

(iii) the existence of an active market for the investments, including number, diversity and quality of market participants;

(iv) the frequency of trades or quotes for the investments, including daily trading volume;

(v) volatility of trading prices for the investments;

(vi) bid-ask spreads for the investments;

(vii) restrictions on trading or transferring the investments;

(viii) to the extent the Fund(s) is invested in non-agency pooled vehicles, the availability of and PIMCO’s access to, information on the underlying loans held by that vehicle; and

(ix) how the Fund(s) will be able to appropriately value these investments daily.

Response: As the Staff is aware, the portfolio investment classification requirement of Rule 22e-4 under the 1940 Act (the “Liquidity Rule”) has gone into effect for larger fund complexes, including the PIMCO Funds complex.1 Accordingly, Fund portfolio investments – including investments in non-agency mortgage-backed securities (“MBS”), asset-backed securities (“ABS”), senior loans, collateralized loan obligations (“CLOs”), collateralized bond obligations (“CBOs”), collateralized debt obligations (“CDOs”) and/or collateralized mortgage obligations (“CMOs”) (collectively, the “Subject Investments”) – are classified according to the procedures set forth in the Funds’ liquidity risk management program adopted pursuant to the Liquidity Rule. The Funds’ liquidity risk management program administrator works with a vendor to determine liquidity classifications taking into account relevant market, trading and investment-specific considerations, as well as market depth. The Funds’ liquidity risk management program provides for the administrator’s oversight and review of vendor inputs to the classification process.

[1]	Investment Company Liquidity Risk Management Programs; Commission Guidance for In-Kind ETFs, SEC Rel. No. IC-33010 (Feb. 22, 2018) (“Delaying Release”).

Anu Dubey November 5, 2019 Page 3

(i) whether the Fund(s) imposes any limits as a % of assets with respect to position sizes;

Investments by a Fund in any Subject Investment are subject to the investment limitations described in the Fund’s principal investment strategies, fundamental and non-fundamental investment restrictions and/or other registration statement disclosure. To the extent that a Fund’s investment in a Subject Investment is classified as illiquid pursuant to the procedures set forth in the Funds’ liquidity risk management program, such investment would be subject to the Liquidity Rule’s 15% limit on illiquid investments.

(ii) specific measures the Fund(s) would take if it received a large redemption request;

In order to meet redemption requests, the Funds typically expect to use a combination of sales of portfolio assets, holdings of cash and cash equivalents (including cash flows into Funds) and financing transactions (such as reverse repurchase agreements). These methods of meeting redemption requests are expected to be used regularly. The Funds reserve the right to use other types of borrowings and interfund lending. The use of borrowings (such as a line of credit) and interfund lending in order to meet redemption requests is typically expected to be used only during stressed market conditions, if at all. Under certain conditions, the Funds, particularly the Funds operating as exchange-traded funds, may also effect redemptions in kind.

(iii) the existence of an active market for the investments, including number, diversity and quality of market participants; (iv) the frequency of trades or quotes for the investments, including daily trading volume; and (v) volatility of trading prices for the investments;

[***],2[***],3[***],4[***]5[***].6 Market activity for a given Subject Investment can vary depending upon the particular investment’s features. For instance, market activity for ABS, CLOs and other CDOs may vary depending upon a number of factors, including the underlying asset. Similarly, market activity for CMOs may vary depending upon a number of factors, including the type of instruments used for collateral. As such, aggregated data on the markets and market participants for a Subject Investment may not always give an especially clear picture of the liquidity of any particular Fund investment in that Subject Investment or in the liquidity of a Fund’s overall holdings attributable to such Subject Investment. Likewise, price volatility data may not give an especially clear picture of the liquidity of any particular Fund investment in a Subject Investment or in the liquidity of a Fund’s overall holdings attributable to that Subject Investment where volatility may vary across subsets of instruments within that asset class.

[2]	[***]

[3]	[***]

[4]	[***]

[5]	[***]

[6]	[***]

Anu Dubey November 5, 2019 Page 4

(vi) bid-ask spreads for the investments;

The bid/ask spreads for the Subject Investments vary by asset class because of many different factors, including but not limited to, interest rate duration, spread duration, and the underlying asset, as applicable. [***]

(vii) restrictions on trading or transferring the investments;

Certain Subject Investments may be issued pursuant to the Rule 144A safe harbor under the Securities Act of 1933 (“1933 Act”)), and as such may only be resold under certain circumstances to other institutional buyers.

CMO residuals are mortgage securities issued by agencies or instrumentalities of the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing. CMO residuals are generally purchased and sold by institutional investors through several investment banking firms acting as brokers or dealers. Transactions in CMO residuals are generally completed only after review of the characteristics of the securities in question. In addition, CMO residuals may, or pursuant to an exemption therefrom, may not have been registered under the 1933 Act. CMO residuals, whether or not registered under the 1933 Act, may be subject to certain restrictions on transferability.

Senior loans in which the Funds invest may not be listed on any exchange and may be subject to restrictions on transfers in loan agreements.

(viii) to the extent the Fund(s) is invested in non-agency pooled vehicles, the availability of and PIMCO’s access to, information on the underlying loans held by that vehicle;

[***]

(ix) how the Fund(s) will be able to appropriately value these investments daily.

Fund portfolio securities and other assets for which market quotes are readily available are valued at market value. Market value is generally determined on the basis of official closing prices or the last reported sales prices, or if no sales are reported, based on quotes obtained from established market makers or prices (including evaluated prices) supplied by the Funds’ approved pricing

Anu Dubey November 5, 2019 Page 5

services, quotation reporting systems and other third-party sources (together, “Pricing Services”). Domestic and foreign (non-U.S.) fixed income securities are normally valued on the basis of quotes obtained from brokers and dealers or Pricing Services using data reflecting the earlier closing of the principal markets for those securities. Prices obtained from Pricing Services may be based on, among other things, information provided by market makers or estimates of market values obtained from yield data relating to investments or securities with similar characteristics. Certain fixed income securities purchased on a delayed-delivery basis are marked to market daily until settlement at the forward settlement date.

Senior secured floating rate loans for which an active secondary market exists to a reliable degree will be valued at the mean of the last available bid/ask prices in the market for such loans, as provided by a Pricing Service. Senior secured floating rate loans for which an active secondary market does not exist to a reliable degree will be valued at fair value, which is intended to approximate market value. In valuing a senior secured floating rate loan at fair value, the factors considered may include, but are not limited to, the following: (a) the creditworthiness of the borrower and any intermediate participants; (b) the terms of the loan; (c) recent prices in the market for similar loans, if any; and (d) recent prices in the market for instruments of similar quality, rate, period until next interest rate reset and maturity.

Investments valued in currencies other than the U.S. dollar are converted to the U.S. dollar using exchange rates obtained from Pricing Services.

Investments for which market quotes or market based valuations are not readily available are valued at fair value as determined in good faith by the Funds’ Boards of Trustees (the “Board”) or persons acting at their direction. The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available, and has delegated to PIMCO the responsibility for applying the fair valuation methods. In the event that market quotes or market based valuations are not readily available, and the security or asset cannot be valued pursuant to a Board approved valuation method, the value of the security or asset will be determined in good faith by the Valuation Oversight Committee of the Board, generally based on recommendations provided by PIMCO. Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information, bid/ask information, broker quotes, Pricing Services’ prices), including where events occur after the close of the relevant market, but prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m., Eastern time), that materially affect the values of a Fund’s securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available. The Board has delegated to PIMCO the responsibility for monitoring significant events that may materially affect the values of the Funds’ securities or assets and for determining whether the value of the applicable securities or assets should be reevaluated in light of such significant events.

Anu Dubey November 5, 2019 Page 6

When a Fund uses fair valuation to determine the value of a portfolio security or other asset for purposes of calculating its net asset value (“NAV”), such investments will not be priced on the basis of quotes from the primary market in which they are traded, but rather may be priced by another method that the Board or persons acting at its direction believe reflects fair value. Fair valuation may require subjective determinations about the value of a security. While the Trusts’ policy is intended to result in a calculation of Fund NAV that fairly reflects security values as of the time of pricing, the Trusts cannot ensure that fair values determined by the Board or persons acting at its direction would accurately reflect the price that a Fund could obtain for a security if it were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale). The prices used by a Fund may differ from the value that would be realized if the securities were sold.

Comment 2: With respect to the PIMCO Senior Floating Rate Fund only, please explain:

(i) how the Fund determined that its strategy is appropriate for an open-end fund;

(ii) how the Fund classifies the liquidity of the senior loans in which it invests;

(iii) if any of the senior loans in which it invests are illiquid and, if so, why;

(iv) how the Fund determined that certain senior loans are liquid;

(v) how the Fund intends to comply with Rule 22e-4 and if, in order to do so, it will need to change its holdings;

(vi) if the Fund will change its holdings to comply with Rule 22e-4, how does the Fund intend to do so.

Response: At its February 28, 2011 organizational Board meeting, the PIMCO Funds Board of Trustees considered a range of information and data in determining to make the various approvals necessary for the organization, registration and launch of the PIMCO Senior Floating Rate Fund (for purposes of this response, the “Fund”). [***]7 As noted in PIMCO Funds’ Post-Effective Amendment No. 191 (filed to register various share classes of the Fund, then a new series of PIMCO Funds), the Fund was subject to the 15% limit on illiquid investments (“The Fund may invest up to 15% of its net assets (taken at the time of investment) in illiquid securities.”). Moreover, that filing acknowledged liquidity considerations related to commercial loan participations and other types of indebtedness:

[7]	[***]

Anu Dubey November 5, 2019 Page 7

Loans and other types of direct indebtedness may not be readily marketable and may be subject to restrictions on resale. In some cases, negotiations involved in disposing of indebtedness may require weeks to complete. Consequently, some indebtedness may be difficult or impossible to dispose of readily at what PIMCO believes to be a fair price. In addition, valuation of illiquid indebtedness involves a greater degree of judgment in determining a Fund’s net asset value than if that value were based on available market quotations, and could result in significant variations in the Fund’s daily share price. At the same time, some loan interests are traded among certain financial institutions and accordingly may be deemed liquid. As the market for different types of indebtedness develops, the liquidity of these instruments is expected to improve. In addition, the Funds currently intend to treat indebtedness for which there is no readily available market as illiquid for purposes of the Funds’ limitation on illiquid investments.

[***]

As discussed in response to Comment 1, Fund investments are classified according to the procedures set forth in the Funds’ liquidity risk management program adopted pursuant to the Liquidity Rule. Market data informing PIMCO’s views on liquidity determinations for the Subject Investments, including senior loans are included in response to certain sub-parts of Comment 1. [***]

*                          *                        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

Aaron D. Withrow, Dechert LLP